UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
KIT digital, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
482470200
(CUSIP Number)
August 13, 2009
(Date of Event which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482470200

1	NAMES OF REPORTING PERSONS Zivar Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,111 (See Item 4(a))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,768,111 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,768,111 (See Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6% (See Item 4(a))

12	TYPE OF REPORTING PERSON

	FI

(Page 2 of 6 Pages)

CUSIP No.	482470200

1	NAMES OF REPORTING PERSONS Abacus Trustees (Gibraltar) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Gibraltar

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,111 (See Item 4(a)))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,768,111 (See Item 4(a)))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,768,111 (See Item 4(a)))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6% (See Item 4(a)))

12	TYPE OF REPORTING PERSON

	FI

(Page 3 of 6 Pages)

Item 1.

	(a)	KIT digital, Inc.

	(b)	168 Fifth Avenue
Suite 301
New York, NY 10010

Item 2.

	(a)	This Schedule 13G is jointly filed by Zivar Investments Ltd. (“Zivar”) and Abacus Trustees (Gibraltar) Limited (“Abacus”).

	(b)	The address of Zivar is: Geneva Place, 2nd floor 333 Waterfront Drive Road Town, Tortola British Virgin Islands The address of Abacus is: 10/8 International Commercial Centre
Casemates Square
Gibraltar

	(c)	Zivar is a corporation organized under the laws of the British Virgin Islands. Abacus is a corporation organized under the laws of Gibraltar.

	(d)	Common Stock, par value $0.0001

	(e)	482470200

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.
(Page 4 of 6 Pages)

Item 4.		Ownership.

	(a)	1,768,111 shares of Common Stock*

	(b)	16.6%

	(c)(i)	0

	(c)(ii)	1,768,111 shares of Common Stock

	(c)(iii)	0

	(c)(iv)	1,768,111 shares of Common Stock

*	Abacus is the sole shareholder and Trustee of the trust that owns Zivar and may be deemed to have voting and investment power over the shares of the Issuer held by Zivar. Abacus disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Item 5.		Ownership of Five Percent or Less of a Class.

N/A

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 99.1

Item 8.		Identification and Classification of Members of the Group.

The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 99.2.

Item 9.		Notice of Dissolution of Group.

N/A

Item 10.		Certification.
          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(Page 5 of 6 Pages)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2009

ZIVAR INVESTMENTS LTD
By:	Abacus (Gibraltar) Limited
Its:	Corporate Director

By:	/s/ Paul Bowling
Paul Bowling, Authorized Signatory

ABACUS TRUSTEES (GIBRALTAR) LIMITED

By:	/s/ Paul Bowling
Paul Bowling, Director

(Page 6 of 6 Pages)